Exhibit 99.1

Austin Gold Corp. Prices $13 Million Initial Public Offering of Common Shares

Vancouver, BC, Canada – May 4, 2022 – Austin Gold Corp. (“Austin Gold” or the “Company”) (NYSE American: AUST) today announced the pricing of its initial public offering of 3,265,000 of its common shares at a price of $4.00 per share. The company has also granted to the underwriters a 30-day option to acquire an additional 489,750 shares to cover overallotments in connection with the offering. After the underwriting discount and estimated offering expenses payable by the company, the Company expects to receive net proceeds of approximately $11.85 million, assuming no exercise of the overallotment option. The offering is expected to close on May 6, 2022, subject to customary closing conditions.

Roth Capital Partners is acting as sole book-running manager for the offering with Pacific Century Securities as a co-manager.

A registration statement relating to the shares was declared effective by the Securities and Exchange Commission on May 3, 2022. The offering is being made only by means of a prospectus. A copy of the final prospectus may be obtained, when available, from: Roth Capital Partners, LLC, 888 San Clemente Drive, Suite 400, Newport Beach, CA 92660, (800) 678-9147 or by accessing the SEC’s website, www.sec.gov. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

In addition, the Company has received a receipt from the British Columbia Securities Commission for its final non-offering prospectus and is now a reporting issuer in British Columbia. A copy of the final prospectus can be viewed on SEDAR at www.sedar.com under the Company’s profile.

About Austin Gold Corp.

Austin Gold is a gold exploration company focused on gold targets and making district-scale gold discoveries in Nevada.

In specific, the Company was formed for the purposes of drilling the Kelly Creek Project, a mineral exploration project located on the Battle Mountain-Eureka (Cortez) gold trend in Humboldt County, Nevada

The Company continues to consider other regional projects to increase the opportunity for economic success, and in connection therewith it has acquired three other non-material mineral exploration projects.

Safe Harbor / Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the proposed public offering and the intended use of proceeds from the offering. The offering is subject to market and other conditions and there can be no assurance as to whether or when the offering may be completed or as to the actual size or terms of the offering. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including market conditions, risks associated with the cash requirements of our business and other risks detailed from time to time in our filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.